EXHIBIT 1.0

PRESS RELEASE

  Spin-off of Fideuram Vita S.p.A. to SANPAOLO IMI S.p.A. in the context of the reorganization of the insurance activities approved.
  The exchange ratio will be 0.07470 shares SANPAOLO IMI for each share of Banca Fideuram.
  Luigi Maranzana will become Chairman of Noricum Vita.

  Vincenzo Pontolillo named Chairman of Banca Fideuram.

  The extraordinary Shareholders’ Meeting will be called before the end of June.

Turin, 18 May 2004 – The Board of Directors of SANPAOLO IMI today approved the partial spin-off project of the shareholding held by Banca Fideuram S.p.A. in Fideuram Vita S.p.A. to SANPAOLO IMI S.p.A.

The transaction is in the context of the more general reorganization project of the insurance activities of the Group, whose guide lines were approved by the Boards of Directors of SANPAOLO IMI and Banca Fideuram on 13 February and envisages the concentration of the insurance business in a single pole, to rationalize the presence of the Group in a sector of strategic interest.

Concerning the spin-off of the shareholding held by Banca Fideuram in Fideuram Vita to SANPAOLO IMI, the assignment, to Banca Fideuram shareholders other than SANPAOLO IMI, of ordinary shares in SANPAOLO IMI (as beneficiary of the spin-off) will be proportional to the shareholding held by each shareholder in Banca Fideuram (as ceding company).

On the basis of the valuations of the respective financial consultants a determination of the following attribution ratio has been reached, which the Board of Directors has decided to propose to the Extraordinary Meeting:

     0.07470 Ordinary Shares of SANPAOLO IMI for one Share of Banca Fideuram

No cash compensation is envisaged.

The ordinary shares of SANPAOLO IMI assigned to shareholders of Banca Fideuram will have regular treatment and thus give their holders equal rights compared to the ordinary shares already issued at the date of effectiveness of the spin-off.

Subordinate to the necessary authorizations of Banca d’Italia and ISVAP, the legal and accounting effects of the spin-off will be from the date of subscription of the spin-off or other data indicated in the act of spin-off.

SANPAOLO IMI and Banca Fideuram have further expressed their intention to proceed to the conclusion of the transaction as soon as possible, taking account of the technical timetable required by corporate adjustments and regulatory authorizations, hopefully by the end of October 2004.

The creation of the new insurance pole will help to simplify and rationalize the Group’s market presence. This will eliminate the current duplications among the various production platforms, assist focus on insurance business, creating new distinctive competences and helping product innovation and will allow the anticipation of the development of market needs, taking existing growth opportunities and exploiting the complementarities between insurance and financial demands.

The mission of the new insurance pole will therefore be:

become a reference point in the insurance market: the new pole will immediately become the second in Italian life business with technical reserves of more than 31 billion euro and premium income in 2003 of 8 billion euro; able to add to an efficient productive platform, the distribution capacity of the Group’s banks and sales network of Banca Fideuram and Sanpaolo Invest;
provide critical mass to encourage increases in efficiency through cost synergies and economies of scale;
create the bases for further growth options through, for example, reinforcement through partnerships with Italian and foreign groups.

The track for the concentration of the insurance businesses envisages:

  the spin-off of the stake held by Banca Fideuram in Fideuram Vita to SANPAOLO IMI;
  the spin-off of the stake held by Sanpaolo Wealth Management in Sanpaolo Vita to Noricum Vita;
  the merger of Sanpaolo Vita and Fideuram Vita into Noricum Vita.

It is expected that the Boards of Directors of the companies will approve further transactions concerning concentration by 21 May 2004.

At the end, there will thus be a single life company controlled by SANPAOLO IMI which in turn will have total control of Sanpaolo Life and Fideuram Assicurazioni, 99% of Universo Servizi (for administrative and technological services) and joint control of Egida.

The transactions, while logically and legally distinct, are intended to effect a single project, with largely similar timings, so that neither of the spin-off and merger acts may be signed without required authorizations for each of the different transactions.

Given the small number – compared to the total equity capital of SANPAOLO IMI – of the share to be assigned to the minority shareholders of Banca Fideuram, there will be no effects on the shareholding structure of SANPAOLO IMI. In the context of the spin-off, finally, SANPAOLO IMI and Fideuram have agreed the contents of an agreement between Fideuram and the new insurer, as well as the means envisaged for the convergence of the industrial structures of the insurance companies towards the operating model following the merger.

To determine the ratio for the proposed transaction, SANPAOLO IMI and Banca Fideuram have been advised by qualified financial consultants: Goldman Sachs and JPMorgan for SANPAOLO IMI and Citigroup for Banca Fideuram, while SANPAOLO IMI has used Bain & Co for the industrial plan. The advisers also used the actuarial consultancy of Tillinghast-Towers Perrin, jointly mandated by SANPAOLO IMI and Banca Fideuram.

The Board of Directors has, finally, proceeded to designate Vincenzo Pontolillo as Chairman of Banca Fideuram and Prof. Salvatore Maccarone as Director.
Luigi Maranzana has been indicated as Chairman of Noricum Vita.

***

The Board of Directors of SANPAOLO IMI has further mandated the Chairman to call before the end of June the Extraordinary Meeting, which will be called to deliberate on the reorganization of the insurance businesses, as well as modifications to the Articles and ByLaws, to complete the corporate law reform adequacies and define certain organizational aspects.

     The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

     The securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The securities are intended to be made available within the United States in connection with the business combination pursuant to an exemption from the registration requirements of the Securities Act.

***

     The business combination described herein relates to the securities of foreign companies. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

     It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Sanpaolo IMI and the other companies involved in the business combination are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com -Telefax +39 011 5552989
www.grupposanpaoloimi.com
Dean Quinn (+39 011 5552593)
Damiano Accattoli (+39 011 5553590)
Alessia Allemani (+39 011 5556147)
Anna Monticelli (+39 011 5552526)